Exhibit 99.5

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports Second Quarter 2022 Financial Results

Production for 2022 expected to be within guidance range with steady state at Tucano to be achieved in Q4; inflationary pressures and necessary capital expenditures contributing to adjusted cost guidance

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC, August 3, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) announces consolidated financial results for the three months ended June 30, 2022, from the Tucano Gold Mine (“Tucano”) in Brazil and the Topia mine in Mexico.

"Inflationary pressures and the necessary acceleration of certain capital programs affected our financial results this quarter, however as previously guided we continue to expect improvements in the coming quarters as we return to a normalized rate of production in the second half," stated Alan Hair, Chair and Interim CEO. "We expect the ramp up to steady-state production to continue through the third quarter and regular run rate to be achieved by the fourth quarter. From a cost perspective, we have had to adjust our guidance for the year, given the aforementioned factors, and are adapting our plans for capital expenditures to preserve capital where possible while focusing our efforts on improving operations and efficiencies at Tucano."

Selected Q2 2022 Financial Highlights from Continuing Operations[1]

•	Gold production of 16,629 ounces compared with 20,696 ounces in the second quarter of 2021 (“Q2 2021”)
•	Cash costs of $1,575 per gold ounce sold compared with $1,617 in Q2 2021
•	All-in-sustaining-costs (“AISC”)[2], excluding corporate G&A, of $3,080 per gold ounce sold compared with $2,214 for the same period in 2021
•	Revenue of $30.0 million compared with $39.0 million in the same period in 2021
•	Mine operating income of $0.1 million compared with a loss of $2.7 million in Q2 2021
•	EBITDA[2] of negative $5.0 million compared with EBITDA of negative $0.9 million for Q2 2021
•	Net loss of $12.1 million compared with net loss from operations of $8.7 million in Q2 2021

[1]	On June 29, 2022, Great Panther announced an agreement to sell 100% of the Company's Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. ("MMR"), which holds the Guanajuato Mine Complex (the "GMC"), the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico. The transaction is expected to close in 2022. In accordance with IFRS 5, all results associated with MMR and its operation have been classified as Assets Held for Sale.
[2]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Selected Q2 2022 Non-Financial Highlights

•	Reported updated mineral reserve and mineral estimate for Tucano that demonstrated replacement of 2021 mining depletion and an increase of 1.5 years to the open pit mine life
•	Completed a resource conversion drill program for the Urucum North (“URN”) underground project and commenced an updated resource estimate, engineering and metallurgical studies, as well as permitting with the State Environmental Agency, SEMA
•	Announced an agreement to sell the Guanajuato Mine Complex and Topia mine in Mexico completing the pivot to gold and refining the Company’s focus on gold in Brazil
•	Continued regional target definition, validation and prioritization for a regional drill program at Tucano, which is expected to begin in the third quarter

Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q2 2022	Q2 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Continuing Operations
Revenue	$30,022	$39,043	$57,194	$79,566
Mine operating earnings before non-cash items[1]	$4,674	$4,254	$5,642	$22,088
Mine operating earnings income (loss)	$82	$(2,656)	$(2,941)	$7,234
EBITDA[1]	$(5,029)	$(893)	$(4,471)	$8,886
Net loss from	$(12,052)	$(8,707)	$(16,979)	$(8,504)
Loss per share – basic and diluted	$(0.26)	$(0.24)	$(0.46)	$(0.29)
Cash flows from operating activities	$6,889	$4,274	$(986)	$4,833
Cash and cash equivalents at end of period	$21,058	$35,229	$21,058	$35,229
Borrowings at end of period	$43,389	$26,317	$43,389	$26,317
Net working capital at end of period	$(39,726)	$9,773	$(39,726)	$9,773
Average realized gold price per oz[2]	$1,865	$1,815	$1,874	$1,785
Brazilian real (BRL)/USD	4.93	5.30	5.05	5.38
Discontinued Operations
Net loss	$(276)	$(1,350)	$(4,234)	$(1,884)
Cash flows from operating activities	$1,389	$2,231	$672	$4,001

1 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA. Refer to the Non-GAAP Measures section of the Company’s MD&A for the period ending June 30, 2022, for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2 Average realized gold and silver prices are prior to smelting and refining charges.

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Summary of Select Financial Results

For Q2 2022, the Company recorded a net loss of $12.3 million compared with a net loss of $10.1 million for Q2 2021. Lower metal sales volumes due to low production, offset partially by higher realized prices for gold, resulted in a decrease in revenue to $30.0 million from $39.0 million for Q2 2021. Mine operating income for Q2 2022 was $0.1 million compared with a mine operating loss of $2.7 million for Q2 2021.

Net working capital was negative $39.2 million compared with $0.2 million at December 31, 2021. For Q2 2022, the Company had cash inflows from operating activities of $8.3 million and incurred cash outflows from investing activities of $13.6 million.

Operational Highlights

	Q2 2022	Q2 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Continuing Operations
Total material mined (tonnes)	7,716,376	5,678,601	12,089,102	12,577,182
Ore mined (tonnes)	291,160	211,913	523,373	559,379
Tonnes milled	870,199	873,433	1,743,332	1,669,469
Plant gold head grade (g/t)	0.69	0.81	0.63	0.85
Gold oz produced	16,629	20,696	30,666	43,692
Gold oz sold	16,076	21,459	30,469	44,480
Cash costs per gold oz sold	$1,575	$1,617	$1,689	$1,289
AISC per gold oz sold, excluding corporate G&A expenditures	$3,080	$2,214	$2,856	$1,870
AISC per gold oz sold	$3,299	$2,383	$3,048	$2,051
Discontinued Operations
Ore mined	17,022	55,658	33,280	112,634
Tonnes milled	17,236	55,997	33,468	114,665
Silver produced	159,529	334,423	333,227	694,493

Production from Tucano during the second quarter was in line with expectations as stripping continued to advance in preparation for accessing main ore lenses and consequently better grades in the second half of 2022. Mobilization of the new mining contractor, MINAX, continues to advance, and mobilization of the required equipment for the 2022 mine plan is expected to be complete by September 2022. During this period of mobilization, the current mining contractor, U&M, and MINAX have been working in tandem, which contributed to an increase in mined tonnage in Q2 2022 compared with the previous quarter.

Outlook

The Company's Tucano operation is on track to meet previously announced production guidance for 2022 of 85,000 to 100,000 Au oz. As disclosed in the Company’s news release dated January 19, 2022, the second half of 2022 is expected to account for a least 65% of annual production guidance. The mine plan for Tucano reflects more stripping in the first half of 2022 and therefore consolidated AISC is expected to be higher in the first half of 2022 compared with the second half. Following the sale of the Company’s Mexican assets, guidance shown in the table below is for continuing operations only.

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Due to a combination of inflationary pressures and accelerated capital spending specifically on the Tucano tailings facility, the Company has determined that Tucano cost guidance for the year must be adjusted. Inflationary pressures have had a significant impact on operating costs, including on diesel and other key consumables, when compared to the same period in 2021. In addition, due to higher-than-normal precipitation in the past two years, an increase in capital spending was necessary to fast track the Company’s expansion of the Tucano tailings storage facility, which brought forward $3.5 million planned for 2023, as well as a $2.3 million investment in evaporators to manage water levels in the tailings facilities. Alterations in a number of aspects of the mine plan, which will produce benefits in future quarters, further impacted costs. Revised 2022 guidance on costs is stated in the table below:

Guidance for Continuing Operations1

	Previous	Revised
Gold Production (oz)	85,000 – 100,000	85,000 – 100,000
Cash Costs ($/Au oz sold)[2]	$1,200 - $1,300	$1,400 - $1,500
AISC ($/Au oz sold)[3]	$1,600 - $1,700	$2,200 - $2,300

Production and AISC guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company's most recently filed Management Discussion and Analysis for the three and six months ended June 30, 2022 (“MD&A”). The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

The Company has determined that it will require further financing to meet long-term objectives, improve working capital, fund planned capital investments and exploration programs for its operating mines, and meet scheduled debt repayment obligations and will be considering additional equity financing (including through use of the ATM facility) and/or debt financing.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, and 2021 annual consolidated financial statements and MD&A can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

1	The production and revised cost guidance for 2022 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without additional costs or significant interruption.
2	Cash cost per oz sold are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.
3	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Non-GAAP Measures section of the Company's MD&A for the period ending June 30, 2022, for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.35 for the third and fourth quarter of 2022. Actual results may differ.

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WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss Q2 2022 financial and operating results on Thursday, August 4, 2022, at 9:00 AM PT/12:00 PM ET.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Conference Call:

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website. Audio replay will be available until September 4, 2022.

Audio Replay:

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+1 604 638 9010
Replay Access Code:	9181

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt. Great Panther’s aim is to create long-term stakeholder value through safe, sustainable production and reinvest into exploration to tap into the potential of the Tucano Gold Mine to replace resources, extend mine life and make new discoveries. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

TECHNICAL INFORMATION

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company's ability to maximize the full potential of the Tucano Gold Mine in Brazil through production, development and exploration, (ii) the consummation and timing of closing the Agreement to sell MMR, (iii) the Company's safe and sustainable production and reinvestment into exploration, (iv) the Company’s ability to return to a normalized rate of production, ramp up to steady-state production and achieve a regular run rate by the fourth quarter, (v) the Company’s ability to improve operations and efficiencies at Tucano, (vi) completion of the regional drill program at Tucano, (vii) mobilization of equipment by September 2022, (viii) the Company’s ability to meet its production guidance, and (ix) the Company’s ability to receive additional financing on favorable terms, or at all.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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